Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The Corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: The name of the corporation is:

GLOBAL TECHNOLOGIES CORP.

SECOND: That at a meeting of the Board of Directors of Global Technologies Corp. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, The Certificate of Incorporation of the Corporation is hereby amended by replacing Article First, in its entirety, with the following:

FIRST: The name of the corporation is:

Avalon Globocare Corp.

RESOLVED, that the Certificate of Incorporation of this corporation be amended by adding a new second paragraph to the Article thereof numbered “FOURTH” shall be and read as follows:

“Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Date”), the Corporation shall implement a reverse stock split of its Common Stock (the “Reverse Split”), whereby every four (4) shares of Common Stock issued and outstanding of record immediately prior to the Effective Date (the “Old Common Stock”) shall be automatically reclassified as, and converted into, one (1) share of Common Stock (the “New Common Stock”).

Notwithstanding the provisions of the foregoing paragraph, no fractional shares of New Common Stock shall be issued in connection with the Reverse Split. In lieu of receipt of fractional shares in the Reverse Split, each holder shall receive an amount in cash equal to the product of (i) the fractional share of New Common Stock that a holder would otherwise be entitled to, multiplied by (ii) a price determined by the Board in its discretion as the fair market value per share of New Common Stock on the business day prior to the effective date of this Certificate of Amendment.

Each stock certificate that immediately prior to the Effective Date represented shares of Old Common Stock shall, from and after the Effective Date, be exchanged for a stock certificate that represents that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified; provided, however, that the Reverse Split will occur without any further action on the part of stockholders and without regard to the date or dates on which certificates formerly representing shares of Old Common Stock are physically surrendered. Upon the consummation of the Reverse Split, each certificate formerly representing shares of Old Common Stock, until surrendered and exchanged for certificates representing shares of New Common Stock, will be deemed for all corporate purposes to evidence ownership of the resulting number of shares of New Common Stock.”

THIRD: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment effective as of October 3, 2016.

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 22 day of September 2016.

By:	/s/David Jin
Authorized Officer

Title: Chief Executive Officer
Name: David Jin